EXX - Exxaro - Trading Statement 24 Jul 2007

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EXX - Exxaro - Trading Statement
EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

TRADING STATEMENT

Shareholders are advised that Exxaro Resources Limited ("Exxaro") will release its reviewed financial results for the six-month period ended 30 June 2007 on or about 16 August 2007.

Due to the unbundling of Kumba Iron Ore Limited ("KIO") and the empowerment transaction that resulted in the creation of Exxaro in the fourth quarter of 2006, earnings for the six-month period ended 30 June 2007 are not comparable with earnings reported for the corresponding period in 2006.

Earnings for the six-month period ended 30 June 2006 include the consolidation of Sishen Iron Ore Company (Pty) Ltd ("SIOC") for the entire six-month period and exclude the consolidation of Eyesizwe Coal (Pty) Ltd ("Eyesizwe"). For the six-month period ended 30 June 2007, Eyesizwe Coal (Pty) Ltd has been consolidated for the entire period while Exxaro`s 20% interest in SIOC has been equity accounted. The Namakwa Sands business and a 26% interest in Black Mountain/Gamsberg which Exxaro will acquire on conversion and subsequent approval of cession of the respective mining rights are also not included in the results for the six-month period ended 30 June 2007.

Attributable earnings and headline earnings for the six-month period ended 30 June 2007 are expected to be between R815 million and R855 million. Attributable earnings per share and headline earnings per share are expected to be between 232 and 258 cents.

The financial information in this trading statement has not been reviewed or reported on by Exxaro`s auditors.

The announcement of the results for the six-month period ended 30 June 2007 will include comparative unaudited supplementary financial information for the six-month period ended 30 June 2006 solely for information purposes.

24 July 2007
Sponsor: J.P.Morgan Equities
Date: 24/07/2007 16:45:01 Produced by the JSE SENS Department.

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EXX - Exxaro - Exxaro's Inyanda Mine Boosts Coal E **6 Jul 2007**

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EXX - Exxaro - Exxaro`s Inyanda Mine Boosts Coal Export Potential
EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")
EXXARO`S INYANDA MINE BOOSTS COAL EXPORT POTENTIAL
The construction of the Exxaro Resources Limited (Exxaro) Inyanda coal mine near Witbank in Mpumalanga is progressing ahead of schedule and is on track to reach its production capacity of 1,5Mtpa by April 2008.
At a ceremony held on-site today to mark the construction phase of the first new Exxaro mine since the launch of the group following the Kumba Resources empowerment transaction in November 2006, chief executive officer (designate) Sipho Nkosi said Inyanda is poised to play a key role in Exxaro`s objective to build a strong position in the export coal market.
The Inyanda mine will produce A-grade thermal coal for the export market via Richards Bay Coal Terminal (RBCT). Exxaro is spending an estimated R269 million in developing this new open-pit operation.
"We aim to capitalise on the buoyant global market for lucrative high quality thermal coal. Exxaro has been able to acquire additional competitively priced export entitlement through RBCT and at this stage we are signed up for a total entitlement of 6,3Mtpa by 2009. Our shareholding in RBCT is being matched by increasing production of export coal from our existing mines and from our new developments such as Inyanda and the Mafube joint venture with Anglo Coal," said Nkosi.
He added that civil and plant construction started in February 2007 and that already run-of-mine from Inyanda is being transported 45km by road to Exxaro`s New Clydesdale mine for processing and export. Some 600 000 tonnes of coal is expected to be produced during the new mine`s pre-commissioning phase running until March 2008.
"It is fitting that Inyanda is Exxaro`s first development to come on stream since the group`s launch as the mine originated as a joint venture between Kumba Resources and Eyesizwe Coal in 2002. The project was known as Kalbasfontein, and was one of the early interactions between the companies prior to the merger of their respective coal assets," said Nkosi.
Development of the Inyanda mine follows the granting of a new order mining right from the Department of Minerals and Energy (DME), as well as the go-ahead of the Phase V expansion of RBCT, late in 2006.
Mpumalanga`s MEC for economic development and planning, Craig Padayachee, said: "Exxaro is important to Mpumalanga`s economy. Mining is one of the biggest sectors in Mpumalanga that is able to create employment and opportunities for young and new entrepreneurs. On completion, the Inyanda mine will play a vital role in boosting the economy of the province and the country."
Guests at the Inyanda ceremony today included Mr Padayachee; Debbie Ntombela, the DME`s chief director for the province; local community leaders and other key stakeholders.
ends
For photographs, please contact Hilton Atkinson (083 609 1452)
Editor`s Notes:
Exxaro is one of the largest South African-based diversified resources groups with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities.
The group`s coal business has a capacity of 45Mtpa, making it South Africa`s fourth largest coal producer. Exxaro expects its growth pipeline to enable the group to achieve a production target of 75Mtpa by 2014. The group is the largest supplier of coal to Eskom for power generation and is

the country`s largest producer of metallurgical coals. Exxaro operates eight open cast and underground coal mines, six of which are situated in Mpumalanga.

Exxaro was formed through the re-listing on the JSE Limited of Kumba Resources in November 2006 as part of the R50 billion empowerment transaction in which Kumba Resources` iron ore assets were unbundled and listed on the JSE Limited as Kumba Iron Ore, and the Kumba Resources` non-iron ore assets were merged with those of Eyesizwe Coal and re-listed as Exxaro.

www.exxaro.com

Enquiries:
Trevor Arran
Executive General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444

6 July 2007

Sponsor: JPMorgan

Date: 06/07/2007 13:00:01 Produced by the JSE SENS Department.


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EXX - Exxaro Resources Limited - Dealings by a dir 2 Jul 2007

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EXX - Exxaro Resources Limited - Dealings by a director
EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

DEALINGS BY A DIRECTOR OF EXXARO AUSTRALIA SANDS (PTY) LTD (a major subsidiary of Exxaro) IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively "the Scheme")

In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements, notice is hereby given that a director of a major subsidiary of Exxaro has exercised and traded shares, after having received clearance to do so in terms of the JSE Listings Requirements 3.66.

Name of director:	WH van Niekerk
Date of transaction:	29-06-2007
Number of shares:	4,100
Price per share:	R 65.10
Option strike price:	R 11.48
Option strike date:	01-11-2002
Number of shares:	1,458
Price per share:	R 65.10
Option strike price:	R 13.62
Option strike date:	16-03-2004
Number of shares:	722
Price per share:	R 65.11
Option strike price:	R 13.62
Option strike date:	16-03-2004
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and sold
Nature of interest:	Beneficial

2 July 2007
MS VILJOEN
COMPANY SECRETARY
Sponsor
J.P.Morgan Equities Limited
Date: 02/07/2007 16:21:00 Produced by the JSE SENS Department.

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